Exhibit 99.1

Claude Resources Inc. Increases Resource Base and Grade at Santoy Gap

Trading Symbols
TSX - CRJ
NYSE Mkt - CGR

CALGARY, Dec. 3, 2012 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Mkt - CGR) ("Claude" and or the "Company") today reported an updated National Instrument 43-101 ("NI 43-101") gold resource from the Santoy Gap deposit at its 100 percent owned Seabee Gold Operation, in Saskatchewan, Canada.

Highlights include the following:

•	Indicated resource of 994,000 tonnes at 8.80 grams per tonne for 281,000 ounces of gold.
•	Inferred mineral resource of 1,875,000 tonnes at 5.92 grams per tonne for 357,000 ounces of gold.
•	Gold mineralization domain extends for approximately 800 metres along strike and to 690 metres below surface.
•	The core of the Santoy Gap resource is approximately 600 metres away from the Santoy 8 Mine. Approximately 265 metres have been developed of the planned 800 metre exploration drift project.
•	The Santoy Gap resource update is based on 194 holes and 71,600 metres of drilling.

Brian Skanderbeg, Senior Vice President and COO stated, "During 2012, we were able to effectively upgrade a significant portion of our inferred resource into the indicated category while continuing to grow the Santoy Gap deposit. Our infill drill program demonstrated that a high grade core exists with widths of up to 20 metres. The Santoy Gap deposit represents a great opportunity for the Company due to its proximity to permitted mine infrastructure, low development cost, near-term production potential and impressive grade."

Table 1: Santoy Gap, Mineral Resource Statement.
	2012 (Nov. 12)			2011 (Dec. 31)
	Tonnes	Grade (g/t)	Gold Ounces	Tonnes	Grade (g/t)	Gold Ounces
Indicated Mineral Resources
	994,000	8.80	281,000
Inferred Mineral Resources
	1,875,000	5.92	357,000	2,321,000	6.63	495,000
* Reported at cut-off grade of 3.0 grams of gold per tonne assuming an underground extraction scenario, a gold price of US$1,475 per ounce, and metallurgical recoveries of 95 percent. Mineral resources are not mineral reserves and do not have a demonstrated economic viability. All figured have been rounded to reflect the accuracy of the estimates.

The Santoy Gap resource has been defined to in excess of 690 metres below surface and over a strike length of 800 metres. The deposit is located between 200 and 1,000 metres north of the existing Santoy 8 resource and remains open down plunge to the north and at depth. The Company is currently developing an underground exploration drift towards the Santoy Gap from the Santoy 8 Mine.  The drift will be utilized as a drill platform to test continuity between the Santoy Gap and Santoy 8 deposits, to explore for sub-parallel, hanging wall structures as well as for infill drilling (see November 27th, 2012 press release, 'Claude Resources Inc. Extends Gold Mineralization at the Santoy Gap and Discovers New Zone').

Claude has evaluated at a preliminary level the potential capital and operating costs at Santoy Gap. The results indicate that the deposit has the potential to provide significant economic value to the Seabee Operation. The company has initiated more detailed feasibility studies on the deposit to bring it into production as soon as possible.

The Santoy 8 and Santoy Gap deposits are located 14 kilometres east of the Seabee Mine and Central Milling Facility, along the north-south striking Santoy shear system. Gold mineralization is hosted within a series of sheeted, shear-hosted quartz veins, silicified biotite-diopside schist and silicified granitic to dioritic dykes. Visible gold is typically observed along vein contacts, associated with trace to five percent disseminated pyrrhotite, pyrite, chalcopyrite and rarely tellurides. Vein sets are interpreted to dip moderately, 45 to 60 degrees to the east, and are interpreted to be amenable to bulk underground mining techniques.

Technical Parameters

Mineral resources for the Santoy Gap deposit were estimated using a geostatistical block modeling approach using a cut-off grade of 3.0 grams of gold per tonne, and were constrained by mineralization wireframes. Block size was established at 5 x 5 x 5 metres.  Analysis of the cumulative probability plots determined that capping of high-grade assays to limit their influence during grade estimation was appropriate. For the Santoy Gap deposit a capping value of 50 grams of gold per tonne was applied to 1.5 metre composited assay data. The resource is estimated using a gold price of $1,475 per ounce and metallurgical recoveries of 95 percent.

Samples were assayed by at ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

Please visit www.clauderesources.com for a detailed longitudinal and plan maps of the Santoy Gap deposit.

Mineral reserve and resource estimates for the Seabee Gold Operation were prepared by Claude Resources Inc. personnel and SRK Consulting (Canada) Inc., under the supervision of Brian Skanderbeg, P. Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P. Eng., Vice President, Operations. Both are a "qualified person" as defined by National Instrument 43-101 and have reviewed the content of this Media Release for accuracy.

About Claude Resources Inc.:

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Mkt-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,010,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release, being December 3, 2012 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Brian Skanderbeg, Senior Vice President and COO
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 03-DEC-12